Exhibit 4.23

Contract No.:

JOINT INVESTMENT CONTRACT FOR ANIMATED FILM

“SEER IV:Magic Stone Wars “

THIS JOINT INVESTMENT CONTRACT (this “Contract”) is made as of     , 2014 in Shanghai, the People’s Republic of China (“PRC”) by and between:

(1) Party A: Shanghai Taomee Animation Co., Ltd.

Address: 14F, A2, No.1528 Gumei Road, Xuhui District, Shanghai

Tel.: 021-61280056

Fax: 021-33674012

Postal code: 200233

(2) Party B: Beijing Enlight Pictures Co., Ltd.

Address: 3F, No.3 Nanmen Hangxing Science Park, No.11 Hepingli East Street, Dongcheng District, Beijing

Tel.: 010-64516384

Fax: 010-64516025

Postal code: 100013

In order to jointly invest to produce and operate the animated film “SEER IV: Magic Stone Wars” (temporary name, hereafter referred to as this “Film”), Party A and Party B, on the basis of equality and free will, adhering to the principle of mutual benefit and after friendly negotiations, hereby agree below to define their respective rights and obligations:

ARTICLE 1 PRINCIPLES OF COOPERATION

1. All the terms of this Contract are in compliance with the Contract Law of the People’s Republic of China, the Copyright Law of the People’s Republic of China, the Regulations for the Implementation of the Copyright Law of the People’s Republic of China, the Regulations on the Administration of Films as well as the relevant regulations of the Film Bureau under the State Administration of Radio, Film and Television (SARFT) concerning administration of films.

2. Each party warrants that it is a company duly organized and validly existing under the laws of its jurisdiction and has the full legal right, capacity and authority to execute this Contract and exercise and perform its rights and obligations hereunder.

3. Party A has the right to adapt the animated film “SEER IV: Magic Stone Wars”. Party A shall provide relevant certificate of ownership. Now, Party A and Party B jointly adapt the original work of SEER (i.e. SEER online game) to produce the animated feature film of “SEER IV: Magic Stone Wars”. Party A and Party B will jointly invest and permanently share the distribution earnings according to the provisions of this Contract. The copyright of the animated film “SEER IV: Magic Stone Wars” shall belong to Party A. The intellectual property rights of the separately usable works like cartoon characters, music, screenplay and so on in the animated film “SEER IV: Magic Stone Wars” shall be exclusively owned by Party A or a third party designated by Party A.

4. Party A shall be responsible for the initiation of this Film, approval and review of screenplay, film production, film examination and review, film publicity and other matters in connection with this Film and Party B shall be responsible for the theatrical projection and distribution (execution of relevant contracts to obtain earnings, including sub-licensing) as well as related commercial operations of “SEER IV: Magic Stone Wars” in mainland China. Party B is obliged to assist Party A in obtaining the Permit for Public Projection of Films and participate in the film publicity. The screenplay of this Film must be subject to the joint examination and confirmation by the Parties. The screenplay of this Film submitted to the Film Bureau for approval is the chief source of shooting. The shooting is subject to approval comments.

5. Upon execution of this Contract, Party B shall not use the major elements in animated film “SEER IV: Magic Stone Wars” (including, but not limited to, major themes, cartoon characters, story plots or any contents producing any effect similar to a film) for any other known or unknown works or any purpose other than as specified herein.

6. If the box office revenues of this Film reaches RMB 100 million, under the equal conditions, Party B shall have right of first refusal to the investment and distribution of the subsequent “SEER” films.

ARTICLE 2 BASIC TERMS

1. Name of animated film: “SEER IV: Magic Stone Wars” (temporary name)

2. Screenwriter: Wang Zhangjun

3. Chief director: Wang Zhangjun

4. Executive director: Li Zhi, Yin Yuqi

5. Chief producer: Ye Xiajun

6. Chief supervisor: Wang Yu

7. Film length: ~85 minutes

8. Audio system: SRD

9. Estimated date of shooting start: before December 2013 (temporary)

10. Estimated date of submission for review: late June 2014 (temporary)

11. Estimated date of delivery: early July 2014 (temporary)

The release date of this Film in mainland China (excluding Hong Kong SAR, Macao SAR and Taiwan) is temporarily determined to be July 1, 2014 to August 31, 2014, and Party B may decide the most favorable release date as appropriate but it shall notify Party A in advance and obtain the written permission of Party A. In no case may the release date of this Film in any region other than mainland China be earlier than the release date in mainland China, but it can be simultaneous with the latter.

12. The production cost of the film SEER IV: Magic Stone Wars may not exceed a maximum of RMB ten million (in figures: RMB 10,000,000), including but not limited to screenplay, story boards, interim production, post-production, dubbing, star dubbing, music, audio mixing, HDCAM finished film, DCP master, D5 digital tape, DVD submitted for review and so on. As the executor of the production of this Film, Party A must carry out production and shooting according to the dates specified herein, while Party B shall render necessary assistance in a timely manner.

13. All the production, lease, labor and other contracts related to the shooting and production of this Film shall be signed with Party A. Any dispute arising as a result thereof shall be resolved by Party A. Party B shall timely provide necessary assistance.

14. Party A shall supervise the film crew to purchase insurances for all the working personnel and ensure that all the risks are insured. The insurance period shall not be less than the shooting period of this Film so as to ensure that this Film is completed smoothly and as scheduled. Party A shall be solely responsible for the safety problems on personnel, equipment and the like or any dispute with any other third parties (including, but not limited to, contract dispute, infringement dispute, etc.) during the production process.

15. Party A shall submit to Party B the settlement statement of film production (Annex I) and settlement statement of publicity and distribution costs (Annex II). If the budgets of production, publicity and distribution costs are not used up, Party A will refund the remaining portion based on Party B’s investment proportion. Party A and Party B shall be responsible for using the funds in full conformity with the plan within the total amount of investment. The portion of publicity and distribution costs (excluding advanced publicity and distribution costs as specified in Paragraph 2.2.3 of Article 6 hereof) exceding RMB 10 million shall be borne by Party A, and the prortion of advanced publicity and distribution costs as specified in Paragraph 2.2.3 of Article 6 hereof exceeding RMB 5 million shall be borne by Party A and Party B respectivley under their respecitve scope of implementation for overrun portion. Party B shall have the right to, at any time, supervise the use of funds and inspect the relevant financial materials and Party A shall cooperate in this regard. Party A shall guarantee the truthfulness of the budgets and settlement statements provided by it, otherwise Party A shall compensate the losses incurred by Party B as a result thereof.

ARTICLE 3 INVESTMENT

1. Party A and Party B acknowledge that the total investment of this Film (i.e. production, publicity and distribution costs) is RMB twenty million (in figures: RMB 20,000,000), in which RMB ten million (in figures: RMB 10,000,000) is used for production and RMB ten million (in figures: RMB 10,000,000) is used for publicity and distribution.

2. Party A and Party B will jointly invest in this Film. Party A’s investment is RMB sixteen million (in figures: RMB 16,000,000), accounting for 80% of the total amount of investment and Party B’s investment is RMB four million (in figures: RMB 4,000,000), accounting for 20% of the total amount of investment.

3. Party B shall, in accordance with its proportion of investment, pay its investment payable to Party A’s account in two installments. The specific times and amounts are as follows:

First installment: within fifteen (15) working days following the execution of this Contract and after Party B examines and confirms the letters of authorization about distribution issued by publishers, detailed budget of production costs and detailed budget of publicity and distribution (refer to Annex 1) from Party A, Party B shall pay [50]% of the investment payable, i.e. RMB [two million] in figures: RMB [2,000,000]);

Second installment: after Party A provides all the materials and the settlement statement of production costs in the List of Delivered Materials and Timetable (Annex III) and all of them are examined and confirmed by Party B, Party B shall pay [50]% of the investment payable, i.e. RMB [two million] in figures: RMB [2,000,000]).

4. Except as otherwise agreed herein, neither party may assign its rights and obligations hereunder to any third party (except Party A’s affiliate), except with the written consent of the other party.

5. During the cooperation of this Film, if any new investor intends to participate, Party A shall be responsible for approaching and determining such new investor. The investment return of such new investor will be allocated from Party A’s investment proportion. The ROI and all the rights herein of Party B shall remain unchanged.

6. Party B agrees to pay the investment payable to Party A’s account below:

Account holder: Shanghai Taomee Animation Co., Ltd.

Deposit bank: Shanghai Caohejing Sub-branch, China Construction Bank

Account number: 31001613402050012420

7. If this Film does not obtain the Permit for Public Project of Films within [12] months following the effectiveness of this Contract, Party B may demand Party A to refund all the sums already paid by Party B within 15 days and Party A shall pay to Party B the interest on the said sums for the period of occupation at the loan rate published by the People’s Bank of China for the same period.

ARTICLE 4 SUBMISSION FOR REVIEW

1. Party A shall be specifically responsible for relevant matters related to the submission of the screenplay of this Film for review and the relevant procedures and matters following the final approval, and the relevant expenses arising therefrom will be included into the production cost of this Film, subject to the authorization of the Parties and the entry into detailed accounts. The ultimate editing right of this Film shall remain with the Parties, and any difference in opinions shall be resolved by the Parties according to the needs of release and review opinions of Film Bureau, SARFT.

2. Subject to the examination and approval of the Parties, Party A shall submit mixed copies to the Film Bureau for final examination, while it shall be Party B’s liability to assist Party A in obtaining the final approval of the Film Bureau for this Film and the release permit, and the finished film shall be the copy finally approved by the Film Bureau.

3. In case this Film needs to be revised prior to the release as required by relevant departments under SARFT, Party A must implement such revision in order to ensure that this Film can pass the final examination successfully.

ARTICLE 5 AUTHORSHIP

1. Subject to the approval of Film Bureau, SARFT, the Parties will be jointly listed as the “co-presenters” and “co-producers” of the animated film. The order of authorship in the release, sales and co-presenting of this Film is: Shanghai Taomee Animation Co., Ltd. and Beijing Enlight Pictures Co., Ltd., and the order of authorship in the co-production is: Shanghai Taomee Animation Co., Ltd. and Beijing Enlight Pictures Co., Ltd. The order of presenters is: Wang Haibing, Cheng Yunpeng, Li Xiaoping; producers: Cheng Yunpeng, Chen Hongli

2. Other authorship-related matters shall comply with applicable regulations, and Party A shall produce authorship clips according to relevant regulations of the Film Bureau and ensure that all captions of the Film comply with provisions of laws and regulations and normative documents. In case Party B has to assume liabilities or suffers any losses because the captions fail to meet such provisions, Party A shall fully compensate Party B for the losses it suffers.

ARTICLE 6 DISTRIBUTION INTERESTS AND ALLOCATION OF INCOME

1. Distribution interest.

1.1 The Parties unanimously agree after consultation that Party B will be exclusively and permanently responsible for the release and distribution of this Film in the Mainland of the People’s Republic of China (including but not limited to the distribution and release in theater chains, digital release, digital release in rural areas, release in the military system as well as the release in hotels, means of transport and outdoors) and commercial operations: including but not limited to the preparation of distribution plan and budget, negotiation, implementation, statistics and settlement, etc., provided that Party B shall provide Party A with appropriate copy of contract for the record. Party A shall be exclusively and permanently responsible for and decides on at its own discretion distribution other than distribution and release in theater chains and the sales of copyrights of this Film on Mainland of the People’s Republic of China (including but not limited to sales of copyright on TV, new media and audio and vedio), enter into mutual agreements with buyers and be responsible for collection, provided that Party A shall provide all copies of contract to Party B for the record.

1.2 Overseas distribution: Party A and Party B unanimously agree after consultation that: Party A shall be exclusively and permanently responsible for and decides on distributions of this Film other than those on Mainland of the People’s Republic of China, including sales of distribution copyright other than distribution and release in overseas theater and theater broadcasting right, and Party B shall provide necessary support.

1.3 Party A shall be exclusively and permanently responsible for book publishing and distribution concerning this film, and shall be exclusively entitled to income on copyright.

2. Allocation of Income

2.1 The Parties agree that Party B or the distributor designated by Party B will be responsible for the collection of the income from the distribution in the Mainland of the People’s Republic of China, but must provide the details and statements of the distributor to Party A for the record.

2.2 The Parties agree to carry out distribution and settlement of the distributable profits resulting from distribution of this Film in theater chains on Mainland of the People’s Republic of China, and the parties shall respectively bear the taxes and fees arising during performance of this Agreement.

2.2.1 Distributable profits from distribution in theater chains on Mainland China = net box office-profit shares of theaters — distribution agency fee by Mainland theaters— distribution costs advanced by Party A (only referring to the copying cost, site distribution cost, activity cost and other costs not exceeding RMB 5 million advanced by Party A as specified in Paragraph 2.2.3 of this Article)

Net box office*=gross box office – national fund for films – VAT and surcharges

National fund for films = gross box office X5%

VAT and surcharges shall be calculated by the State’s existing tax payment requirements

*Net box office is based on the amount confirmed in the final settlement letter of China Film

Profit shares of theaters = (gross box office – national fund for films – VAT and surcharges) x proportion of profit shares of theaters

2.2.2 Agency fee for distribution in theater chains on Mainland China= net box office x agency fee proportion

Agency fee proportion shall be calculated by excess progressive system in the following table:

Gross box office (RMB/Yuan)	Agency fee proportion
Portion not exceeding RMB 80 million	4%
Portion of more than RMB 80 million and less than RMB 100 million	7%
Portion exceeding RMB 100 million	10%

For example, where the gross box office is RMB 100 million, agency fee for distribution in theater chains=[RMB 80 million –(RMB 80 million*5%)-VAT and surcharge]*4%+[RMB 20 million –(RMB 20 million*5%)-VAT and surcharge]*7%

2.2.3 Party A and Party B agree that copy cost, site distribution cost, activity cost and other costs shall be advanced by Party A first, and the total of the aforesaid costs shall not exceed RMB Five Million (In numbers: RMB 5,000,000). The parties shall jointly prepare the budget for distribution costs through consultation, and remit the costs required by Party B’s distribution as confirmed to Party B’s account within 3 working days after the budget be confirmed by both parties. At the time of settlement for this Film, the parties shall submit the settlement statement of costs required by distribution, and in case the distribution costs are not used up, the remaining portion shall be returned to Party A, and Party B shall issue a valid invoice of equivalent amount in accordance with the actually expended costs. In case of overrun of the aforesaid costs, the parties shall bear the overrun portion respectively in their respective scope of implementation. Either party shall ensure authenticity of settlement statements provided by it, or it shall make compensation to the other party for losses.

2.3 Allocation of other gross income on distribution on Mainland China (excluding books) : other income on sale of copyright and distribution of this Film on Mainland China (excluding books) other than gross income from distribution in theater chains (hereinafter referred to as “Other Gross Income on Distribution”, subject to the payment actually received by Party A), including, but not limited to, income on distribution and sale of television, new media, audio and video copyright, shall be collected and settled by Party A, and after deducting 15% agency fee (as an exclusive distributor, Party A may collect 15% of other gross income on distribution as agency fee), said gross income shall be allocated in accordance with their respective investment proportions.

2.4 Gross income on overseas distribution (excluding books): income on distribution in the regions other than Mainland of the People’s Republic of China, including: income from release and distribution in overseas theater chains and sale of distribution copyright other than right to release the Film in theater chains (subject to payment actually received by Party A), shall be collected and settled by Party A, and after deducting 15% agency fee (as an exclusive distributor, Party A may collect 15% of other gross income on distribution as agency fee), the gross income shall be allocated in accordance with their respective investment proportions.

2.5 Party A shall fully responsible for operating the books relating to this Film and interests thereon, and shall be solely entitled to relevant benefits.

2.6 Settlement cycle: The parties shall make settlement and payment once every six months within 2 years after this Film is released, and either party shall provide the other party with the statement of the income on the current distribution prior to settlement, and make the appropriate payments to the payee within 7 working days after the parties confirm amount of settlement and the payor receives the payment to be settled from a third party. Party A provide Party B with special valid VAT invoice of the amount equivalent to all investments by Party B prior to first settlement; meanwhile, at the time of settlement, the payee shall issue to the other party the special VAT invoice of the amount equivalent to amount to be collected prior to collection.

3. This Film can be distributed domestically only after it is granted the pass and Film Release Permit by SARFT.

4. Publicity

The Parties shall, according to the publicity plan confirmed by them, apply their respective resources and do their best to carry out the publicity and sales in a satisfactory manner, and the relevant production personnel of this Film must jointly participate in the publicity campaign. Party A shall specify in the contract signed with the production personnel that, the director and producer of this Film have the obligation to provide free services to the publicity and distribution of this Film in at least five domestic cities and shall have the same external publicity catchword. During the process of external publicity, either party must simultaneously indicate that both Party A and Party B are joint investors in the shooting of this Film.

5. Party A undertakes to deliver to Party B the materials necessary for the distribution of this Film according to the contents and deadlines specified in List and Schedule of Materials to Be Delivered (for details, see Annex III). Party A shall provide a copy of Film Release Permit of this Film (affixed with the official seal of Party A) within 5 working days upon receipt of the same.

When signing the Contract, Party A shall provide 4 originals of each of the power of attorney and certificate of rights issued by all copyright holders of this Film (including but not limited to presenter, co-presenters, producer and co-producers subscribing Film Release Permit and this Film) and form a complete authorization chain that complies with requirements of applicable laws and regulations and juridical practice.

ARTICLE 7 PARTICIPATION IN CONTESTS AND EXHIBITIONS

1. The Parties agree that, Party A shall be responsible for applying for various film & TV awards including the Best Works Award granted by the Propaganda Department of CPC Central Committee, Huabiao Award, Golden Rooster Award, and Baihua Award, and if this Film wins a single reward, the trophy and prize money shall be owned by the winner; and if this Film wins an award, the honor shall be shared by the Parties and the trophy and certificate will be jointly owned by the Parties upon reproduction, and the prize money minus participation expense will be shared by the Parties according to their respective investment proportions.

2. In case either party recommends this Film to participate in exhibition, competition and other activities in an international film festival, Party A shall report to competent department of Chinese Government for filing purposes, subject to the consultation of the Parties. The list of the delegation members shall be negotiated by the Parties, and the expenses incurred for participating in competition and exhibition shall be borne by them respectively. If this Film wins an award, the honor shall be shared by the Parties, the trophy and certificate shall be kept by each party after duplication, the prize money of individual award shall go to the individual concerned, and other prize money shall be allocated based on their respective investment proportions.

3. The subsidies involving domestic film shot in high-tech format (including 3d and giant-screen film) in government subsidies shall be shared by the parties based on their respective investment proportions, and the subsidies involving rewarding the project establishment company for such project shall be enjoyed by Party A; other government subsidies and rewards shall be distributed by the parties through separate consultation, and if consultation efforts fail, the parties shall distribute such government subsidies and rewards according to their respective investment proportions.

ARTICLE 8 DEFAULTING LIABILITY

1. Except as otherwise provided herein, if, due to any breach by either party of this Contract, the other party suffers from loss and the performance of this Contact is prevented, the breaching party shall pay 20% of the total investment hereunder as liquidated damages to the non-breaching party and make a public apology to the non-breaching party. If the liquidated damages cannot cover the loss suffered by the non-breaching party, the breaching party shall make up the deficit.

2. Party A shall ensure that the production and publicity of this Film and the contents thereof comply with the stipulations of the laws and regulations of the People’s Republic of China. If Party B suffers from losses as a result of any violation of laws and regulations by this Film, Party A shall be liable for all such losses thus incurred by Party B. Likewise, if Party A suffers from losses as a result of any violation of laws and regulations by Party B’s distribution of this Film, Party B shall be liable for all such losses thus incurred by Party A.

3. Upon execution of this Contract, Party B shall timely perform its investment obligation. If Party B fails to pay the investment within the term as prescribed herein, it shall pay the liquidated damages of 0.01% of the outstanding sum per delayed day.

ARTICLED 9 CONFIDENTIALITY AND RETURN OF MATERIALS

1. Each party undertakes to keep confidential the information on this Film and the business secrets of the other party known by it in connection with the performance of this Contract and without the written consent of the other party, not to disclose the same to any third party or use the same for any purpose other than as specified herein.

2. Upon completion of the cooperation hereunder, each party shall return to the other party the materials obtained from the other party in connection with the performance of this Contract and shall not retain any copy thereof without the consent of the other party.

ARTICLE 10 FORCE MAJEURE

If this Film cannot be completed or distributed for any cause of force majeure like natural disaster and war, each party shall be exempt from the defaulting liability arising as a result thereof and the Parties shall jointly bear this risk in proportion to their respective investments.

ARTICLE 11 MISCELLANEOUS

1. Each party shall comply with the related tax laws of its jurisdiction and itself declare and pay the taxes. If any legal dispute arises for any reason or any violation of tax law, each party agrees to bear its entire liability without incurring any liability to the other party.

2. This Contract and its annexes attached hereto shall have a legal effect. Upon execution, this Contract shall not be modified by either party without the permission of the other party. This Contract constitutes the entire agreement between the Parties with respect to the cooperation concerning the animated film “SEER IV: Magic Stone Wars” and supersedes all other prior documents between the Parties.

3. Any matter not mentioned herein is to be resolved by the Parties through negotiations and the Parties may enter into a supplemental agreement, which shall have the same legal effect as this Contract. The execution, validity, interpretation and performance of, resolution of disputes in connection with, this Contract, shall be governed by the PRC laws.The annexes hereto consititute part of this Contract and are equally authentic as this Contract.

4. This Contract is executed in two originals, one for each party hereto, and enters into force upon signing and stamping by the representatives of the Parties.

5. Any dispute arising from this Contract shall be resolved by the Parties through negotiations. If efforts to negotiate have failed, either party may file a lawsuit before the people’s court in the place where the defendant is located.

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Party A: (seal) Shanghai Taomee Animation Co., Ltd.

Representative: (signature)

Party B: (seal): Beijing Enlight Pictures Co., Ltd.

Representative: (signature)

Annex IV

Letter of Consent

To: Shanghai Taomee Animation Co., Ltd.

In accordance with JOINT INVESTMENT CONTRACT FOR ANIMATED FILM “SEER IV: Magic Stone Wars” signed by this Company with You, this Company agrees:

1)  intellectual property rights on SEER IV: Magic Stone Wars shall enjoyed by You alone.

2)  You shall be solely responsible for negotiating with and introducing new investors (“New Investors”) to participate in a joint investment in the film version, and this Company agrees that new investors serve as the producer of animated film “SEER IV: Magic Stone Wars” and shares income from such film under the agreement betwene You and new investors. Your introduction of new investors and signing of corresponding investment agreements do not need to obtain prior consent from this Company, provided that your introduction of new invesors shall not affect this Company’s ROI (Return on Investment) in the animated film “SEER IV: Magic Stone Wars”.

3)  You shall be solely responsible for and independently operating all matters on sale of copyright and distribution of SEER IV: Magic Stone Wars on Mainland China other than the right to release this film in theater chaims, and your signing of relevant distribution, authorization or sales contract does not require prior consent of this Company, provided that You shall sumit relevant contrancts and agreements signed to this Company for the record for future settlment purposes.

This Letter of Consent takes effect upon issuance and remains effective.

Beijing Enlight Pictures Co., Ltd.

Seal of Beijing Enlight Pictures Co., Ltd.

, 2014